UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 4)

                            U S INDUSTRIAL SERVICES, INC.
                            -----------------------------
                                   (NAME OF ISSUER)

                            COMMON STOCK, $.01 PAR VALUE
                             ----------------------------
                            (Title of Class of Securities)


                                     90332T 10 6
                                ---------------------
                                    (CUSIP Number)

                                 Michael E. McGinnis
                        President and Chief Executive Officer
                               American Eco Corporation
                                   11011 Jones Road
                                Houston, Texas  77070
                                    (281) 774-7000


          -----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    JULY 14, 1998

               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

           CUSIP NO.  90332T 10 6
                     ------------


             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  American Eco Corporation
                  EIN: 52-1742490

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                        (b) [ ]

             3    SEC USE ONLY


             4    SOURCE OF FUNDS*

                  00

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                            [ ]

             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Ontario, Canada

                           7   SOLE VOTING POWER
             NUMBER OF
                                    1,000,000
              SHARES
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    -0-
             OWNED BY
                           9   SOLE DISPOSITIVE POWER
               EACH

            REPORTING               1,880,000

           PERSON WITH     10   SHARED DISPOSITIVE POWER

                                    -0-

            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,880,000

            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           [ ]

            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       54.2%

            14    TYPE OF REPORTING PERSON*

                       CO

          ITEM 1.   SECURITY AND ISSUER.

               The securities covered by this Schedule 13D are shares of common stock, $.01 par value (the "Common Stock"), of U S Industrial Services, Inc., a Delaware corporation (the
          "Company"). The Company's principal executive offices are located at 54 Stiles Road, Salem, New Hampshire 03079.

               Effective June 22, 1998, EIF Holdings, Inc., a Hawaii corporation ("EIF"), completed a recapitalization and reincorporation (collectively, the "Reincorporation"), whereby the surviving company (or successor registrant) is the Company. One stage of the Reincorporation was a one-for-ten reverse stock split (the "Reverse Stock Split"), which reduced the number of outstanding shares of EIF common stock, no par value ("EIF Common Stock"), immediately prior to the Reincorporation. All share information in this Report has been adjusted for the Reverse Stock Split.

               Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, this Amendment No. 4 amends the Schedule 13D for an event of February 1, 1996, as amended by Amendment No. 1 for an event of June 30, 1996, by Amendment No. 2 for an event of November 7, 1996 and by Amendment No. 3 for an event of December 22, 1997 (the "Statement"), filed by American Eco Corporation, an Ontario corporation ("American Eco"), with respect to its ownership of shares of the Company's Common Stock. Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement. Except as otherwise expressly indicated below, the information provided in the Statement remains in effect.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to a Stock Purchase Agreement, dated February 2, 1996, between EIF and American Eco (the "Stock Purchase Agreement"), American Eco purchased an additional 1,000,000 shares (as adjusted by the Reverse Stock Split) (the "Shares") of the Company's Common Stock for $1,000,000 on July 14, 1998. The closing of the Stock Purchase Agreement was dependent upon EIF's shareholders approving the Reverse Stock Split and the Reincorporation in order that EIF had sufficient number of authorized shares of Common Stock to effect the issuance of the Shares.

               As of July 14, 1998, American Eco held certain promissory notes (the "Notes") of US Industrial consisting of outstanding principal and interest in the aggregate amount of $17,900,000. The aggregate principal amount of the Notes had been reduced by $1,000,000 representing the purchase price for the Shares.


          ITEM 4.   PURPOSE OF TRANSACTION.

               Over the past several months American Eco has continued to reevaluate its interest in the Company and has considered different strategies for discontinuing or limiting its involvement with the Company, especially the amount of the Company's indebtedness held by it. The purchase of the 1,000,000 shares was required under the February 1996 Stock Purchase Agreement. As part of this strategy of discontinuing or limiting involvement with the Company, American Eco entered into an agreement in principle with USIS Acquisition LLC, a Delaware limited liability company ("USIS"), pursuant to which American Eco is to sell the balance of the Notes to USIS for $5,000,000 in cash and for a secured promissory note in the principal amount of $12,900,000 (the "Promissory Note") from USIS, payable on January 29, 1999. The sale of the Notes will enable American Eco to eliminate its debt interest in the Company and to substantially reduce its total overall investment in the Company.

               American Eco will also consider disposing of all of its present equity interests in the Company, however, no assurance can be given that such a transaction may occur. The Company's decision as to whether to dispose of its equity interests will depend upon several factors, including whether Mr. Fradella has exercised the option he holds for the purchase of 880,000 shares through December 22, 1998, the prospects of the Company, other activities then engaged in by American Eco, general market and economic conditions, and other factors then deemed relevant. As of July 21, 1998, Mr. Fradella became President, Chief Operating Officer and a director of American Eco.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of July 20, 1998, American Eco was the beneficial owner of 1,880,000 shares of the Common Stock, which constituted 54.2% of the issued and outstanding shares of Common Stock at that date. The percentage of American Eco's beneficial ownership is based on 3,468,120 shares of Common Stock which are estimated to be outstanding.

               (b) American Eco possesses the sole power to dispose of 1,880,000 shares of Common Stock (subject to the Option), and the power to vote 1,000,000 shares as the Option grants Mr. Fradella the right to vote the 880,000 underlying shares.

               (c)  None except as disclosed in Item 3.

               (d)  None.

               (e)  Not applicable.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               6.   Press Release dated July 15, 1998.

                                      SIGNATURE
                                      ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                              AMERICAN ECO CORPORATION



          Date:  July 21, 1998               By: /s/ Michael E. McGinnis
                                                 --------------------------
                                             Michael E. McGinnis
                                             Chairman, President and Chief
                                             Executive Officer

                               EXHIBIT INDEX

          EXHIBIT                     DESCRIPTION
          -------                     -----------
             6                        Press Release dated July 15, 1998